Exhibit 99.4

AIM DELISTING

On July 20, 2022 Abcam plc (the “Company” or “Abcam”) announced the Company’s intention to cancel the admission of its Ordinary Shares to trading on AIM (the “AIM Delisting”), subject to shareholder approval.

The announcement can be found at: corporate.abcam.com.

The shareholder circular can be found at: corporate.abcam.com.

As set out in the expected timetable of events below, it is expected that the final day of trading of the Ordinary Shares on AIM will be 13 December 2022 with the AIM Delisting taking effect at 7.00 a.m. on 14 December 2022.

EXPECTED TIMETABLE

Dispatch of this Document and the accompanying documents	17 October 2022

Latest date for receipt of proxy voting instructions and (if applicable) hard copy forms of proxy	2.00 p.m. on 9 November 2022

General Meeting	2.00 p.m. on 11 November 2022

Last date for receipt by the Registrar from certificated shareholders of duly completed Certificated Transfer Forms and original share certificates	5.00 p.m. on 1 December 2022

Latest date for receipt by the Depositary from CREST holders of duly completed issuance forms	5.00 p.m. on 1 December 2022

Expected date for issuance of ADSs to block transfer participants	12 December 2022

Expected date of mailing of ADS confirmations to shareholders by the Depositary	13 December 2022

Last day of dealings in the Ordinary Shares on AIM	13 December 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	7.00 a.m. on 14 December 2022

Notes

(1)	References to time in this Document are to London time unless otherwise stated.
(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

(3)

All steps after the General Meeting are dependent on the Resolution being passed at the General Meeting. If the Resolution is not passed at the General Meeting, all documents provided to the Registrar and/or the Depositary in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by the Registrar.

FREQUENTLY ASKED QUESTIONS

1.	DO I NEED TO SELL MY AIM-QUOTED ORDINARY SHARES OR MUST I DEPOSIT THEM FOR DELIVERY OF NASDAQ-LISTED ADSs?

Holders of Abcam Ordinary Shares now have three options:

i.	You may choose to deposit your Ordinary Shares for delivery of ADSs tradeable on Nasdaq

If your investment is currently held in CREST and managed by a broker, your broker should be able to manage the deposit process for you. Upon shareholder approval, if you wish to deposit your Ordinary Shares for delivery of ADSs, you should contact your broker to initiate this process without delay.

Please see question 6 below “My broker currently holds my Ordinary Shares within a CREST nominee account – how do I deposit my shares for delivery of ADSs?”.

If you hold your investment in certificated form and wish to deposit it for delivery of ADSs without engaging the services of a broker, you may hold ADSs on the books of the Company’s ADS depositary, Citibank, N.A. (“Citi”), in your name in registered uncertificated form. You should complete the certificated transfer form sent to you and return this along with your share certificate in the envelope provided to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

For details on how to deposit your Ordinary Shares, please see question 3 below “I hold my shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”..

ii.	You may choose to continue to hold your Ordinary Shares

Ordinary Shares will continue to be a valid equity interest in the Company with full voting rights, rights to future dividends, etc., as currently enjoyed by holders of Ordinary Shares. However, following the AIM Delisting there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. Please see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”.

iii.	You may choose to sell your AIM-quoted Ordinary Shares prior to the AIM Delisting becoming effective

If you wish to maintain an equity interest in Abcam, you could choose to reinvest in Abcam by using the proceeds of the sale of your Ordinary Shares to buy Nasdaq-listed ADSs (Nasdaq ticker: ABCM). Dealing and tax costs would likely apply to the AIM and/or Nasdaq transactions and you are advised that you will need to appoint a broker in order to affect such a purchase.

2.	I DO NOT HAVE A BROKER – DO I REALLY NEED ONE?

You may wish to engage a broker if you are not participating in the block transfer process described in question 4 below. If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading US-listed securities. Often the most basic account offered is for UK-listed shares only so you will need to select an account that gives you the ability to buy and sell US-listed securities. Please ensure that you check with your broker that they can hold Abcam ADSs and have a DTC participant account.

3.	I CURRENTLY HOLD MY ORDINARY SHARES IN THE FORM OF A PAPER CERTIFICATE - HOW DOES THE AIM DELISTING AFFECT ME?

Ordinary Shares in certificated form are not currently immediately tradeable as, in order to sell them, the share certificates need to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST, which is the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades. Only when the Ordinary Shares have been converted into electronic form can they then be traded on AIM.

If you choose to retain your Ordinary Shares in certificated form but do not deposit them for delivery of ADSs prior to the AIM Delisting, in order to sell them following AIM Delisting, you will need to use a broker with UK and US capabilities to firstly dematerialise your UK share certificate into CREST and thereafter to liaise with the Company’s depositary, Citi, to issue the respective ADSs for your broker to sell on your behalf. Your broker will need to contact Citi in order for your Ordinary Shares to be deposited for delivery of ADSs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then trade your ADSs via Nasdaq and would remit the proceeds to your personal account. Please also see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”.

Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or stamp duty reserve tax (“SDRT”), charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

4.	I HOLD MY SHARES IN CERTIFICATED FORM AND I WANT TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs PRIOR TO THE AIM DELISTING BUT DO NOT WANT TO ENGAGE A BROKER AT THIS TIME – HOW DO I DO THIS?

If your investment is currently held in certificated form outside of CREST, the Company’s Receiving Agent, Equiniti will facilitate a block transfer process, on behalf of the Company, for those shareholders who do not already hold their Ordinary Shares via a broker and who may wish to participate in a managed deposit process. This process is only available prior to the AIM Delisting to holders of Ordinary Shares in certificated form. Subject to the requisite paperwork being returned to Equiniti by the required deadline, being 5 p.m. on 1 December 2022, Equiniti, will arrange for the relevant Ordinary Shares to be transferred into CREST and then deposit the Ordinary Shares with Citi, who will then arrange for the delivery of ADSs to an account held in the name of the relevant shareholder on the books of the depositary, in registered uncertificated form. Holders of Ordinary Shares in certificated form will be sent a personalised certificated transfer form. If a shareholder wishes to participate in this managed deposit process, they should complete the certificated transfer form and return it to Equiniti in accordance with the instructions set out in the form, so as to be received by Equiniti no later than 5 p.m. on 1 December 2022.

Further certificated transfer forms can be requested from Equiniti at +44 (0) 333 207 5963. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Completed certificated transfer forms and original share certificates should be returned to Equiniti at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA. UK shareholders can use the pre-paid envelope sent to you. Both UK shareholders and non-UK shareholders may prefer to return certificated transfer forms and original share certificates using registered post.

If the Resolution is not passed at the General Meeting, all documents provided to Equiniti and/or Citi in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Equiniti. Shareholders who hold their Ordinary Shares in certificated form and who do not elect to participate in this block transfer process may utilise the services of a broker to facilitate the deposit.

Following the deposit of Ordinary Shares for delivery of ADSs in registered uncertificated form, note that all registered holders will be subject to US stock transfer procedures and guidelines. Holders should consult with a broker to determine applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers. Further details on medallion signature guarantees may be found at: www.investor.gov/introduction-investing/investing-basics/glossary/medallion-signature-guarantees-preventing.

5.	I HAVE ALREADY INITIATED THE DEMATERIALISATION OF MY UK SHARE CERTIFICATE INTO CREST IN ORDER TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs – WHAT SHOULD I DO?

In order to participate in the block transfer process being facilitated by Equiniti, you will need to return your original share certificate(s) with your certificated transfer form. Accordingly, if you have already returned your share certificate in order to dematerialize it into CREST, you will not be able to participate in the block transfer process. In these circumstances, you should continue with the dematerialisation process and contact your broker to ensure that this and the delivery of ADSs is completed before the AIM Delisting.

6.	I CURRENTLY HOLD MY ORDINARY SHARES IN UNCERTFICATED/ELECTRONIC FORM IN CREST – HOW DOES THE AIM DELISTING AFFECT ME?

If your investment is currently held in electronic form in CREST and managed by a broker, your broker will be able to manage the deposit process for you.

If your Ordinary Shares are currently held in electronic form in CREST and you do not deposit them for delivery of ADSs before the AIM Delisting, your Ordinary Shares will continue to be held in your CREST account, but in unquoted form. Following the AIM Delisting, you will not be able to publicly trade any of your Ordinary Shares on any listed exchange in CREST as the Company will have cancelled its admission to trading on AIM. Please see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”. Deposits of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

7.	MY BROKER CURRENTLY HOLDS MY ORDINARY SHARES WITHIN A CREST NOMINEE ACCOUNT – HOW DO I DEPOSIT MY SHARES FOR DELIVERY OF ADSs?

Many UK brokers have the ability to hold and trade Nasdaq-listed securities. In order to continue holding a form of security in the Company that is readily tradeable, you should contact your broker without delay to confirm that Ordinary Shares are deposited for delivery of ADSs. Your broker must provide the Company’s depositary, Citi, with certain details in relation to the deposit (by completing an issuance instruction form) and will then transmit your Ordinary Shares electronically to Citi’s UK custodian’s CREST account.

8.	HOW DOES THE PRICE OF NASDAQ-LISTED ADSs COMPARE TO THE PRICE OF ORDINARY SHARES ON AIM?

Abcam currently maintains a listing of ADSs on the Global Market tier of the Nasdaq Stock Market. Each ADS is a financial instrument that represents one Ordinary Share. The price of each ADS is expressed in US dollars and should approximate the value of the one Ordinary Share that it represents on a currency adjusted basis. Currently, the price of an Ordinary Share on AIM can be compared to the price of Abcam’s Nasdaq-listed ADSs by dividing the ADS price by the US dollar to pounds sterling exchange rate to calculate the approximate equivalent sterling denominated price per Ordinary Share.

As part of the AIM Delisting, holders of Ordinary Shares may deposit such Ordinary Shares for delivery of ADSs (see question 1 “Do I need to sell my AIM-quoted Ordinary Shares or must I deposit them for delivery of Nasdaq listed ADSs?” above). Once Ordinary Shares are deposited and the ADSs subsequently delivered, the investment will be US dollar denominated instead of pounds sterling denominated. This means that when valued in pounds sterling, its value will fluctuate on a day-to-day basis in line with movements in £:US$ exchange rate.

Once the AIM Delisting takes effect on 14 December 2022, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in pounds sterling by taking the Nasdaq ADS market price and dividing by the US dollar to pounds sterling exchange rate. The Nasdaq ADS price is, and will continue to be, available via Abcam’s website at www.corporate.abcam.com/investors/ or may otherwise be found online on a broad range of financial websites.

9.	CAN I CONTINUE TO HOLD ORDINARY SHARES AFTER THE AIM DELISTING?

Should you wish to do so, it will be possible to continue to hold Ordinary Shares after the AIM Delisting. However, shareholders should be aware that the Ordinary Shares will not be admitted to trading on any public market in the United Kingdom and the Ordinary Shares will not be tradeable on Nasdaq in this form.

Should you wish to sell your Ordinary Shares following the AIM Delisting becoming effective, you will likely be required first to deposit such Ordinary Shares for delivery of ADSs via the Company’s depositary bank, Citi, and any sale of the resulting ADSs will likely need to be via a broker with US share trading capability. Please also see question 2 above “I currently hold my ordinary shares in the form of a paper certificate – how does the AIM delisting affect me?”.

Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

10.	I ALREADY HOLD ADSs – AM I AFFECTED BY THE AIM DELISTING?

The Nasdaq-listed ADSs will continue to trade as normal. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

11.	HOW DO I BUY AND SELL NASDAQ LISTED ADSs?

A number of brokers in the UK have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. A small depositary services fee (“DSF”) currently US$0.02 per ADS per annum and an issuance and cancellation fee of US$0.05 per ADS, is levied by the Company’s depositary bank, Citi, pursuant to the terms of the governing deposit agreement, and brokers may also charge an annual fee for holding a US security on your behalf.

Should you wish to increase your holding in the Company, you should be able to purchase further ADSs via your broker. You will need to instruct your broker to purchase Abcam ADSs (Nasdaq ticker: ABCM).

If you wish to continue to hold your investment in the Company directly, without engaging the services of a broker, you may hold ADSs in your name on the books of the Company’s depositary, in registered uncertificated form. If a shareholder wishes to receive ADSs without engaging the services of a broker, please see question 3 above “I hold my Ordinary Shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”.

12.	IS THERE A COST TO DEPOSIT MY ORDINARY SHARES AND HOLD MY ABCAM INVESTMENT IN THE FORM OF ADSs?

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the depositary, of up to $0.05 per ADS, pursuant to the terms of the governing deposit agreement. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting whether on or prior to 14 December 2022 (or such other date being when the AIM Delisting takes effect).

Otherwise than in connection with the AIM Delisting, ADS issuance fees of up to $0.05 per ADS will be charged by the depositary in connection with any future deposits of Ordinary Shares.

The DSF, currently up to US$0.02 per ADS, is levied to ADS holders by Citi annually. This is typically paid and charged to your account by your broker. All ADS holders are required to pay the annual DSF.

13.	HOW WILL THE AIM DELISTING AFFECT THE TAX TREATMENT OF ORDINARY SHARES?

Abcam is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Delisting becoming effective or depositing Ordinary Shares for delivery of ADSs.

The Company’s understanding of the current position for individuals who are UK resident and UK domiciled under UK taxation law is as follows but it should be noted that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability whatsoever in respect of any tax information provided).

The AIM Delisting should not, in itself, alter the classification of the Company’s Ordinary Shares in terms of whether these qualify as unlisted /unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business relief rules), recognising that in October 2020, the Company completed a direct listing of ADSs on Nasdaq. Shareholders should be aware that HMRC has not published any detailed guidance on the treatment of ADSs for inheritance tax purposes to date.

Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS depositary, Citi, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

14.	WILL THE AIM DELISTING AFFECT MY RIGHTS AS A SHAREHOLDER?

As a company incorporated in England, Abcam will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies published by London Stock Exchange plc or be required to retain the services of an independent nominated adviser. In addition, the Company will no longer be required to comply with the continuing obligations set out in the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (“DTRs”) or, provided the Company’s securities remain outside the scope of the regulation, the Market Abuse Regulation (Regulation (EU) No.596/2014) which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018 (as Nasdaq is not an in-scope exchange for the purposes of such legislation). In addition, the Company will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Abcam. The Company intends to continue to comply with all regulatory requirements for the Nasdaq listing of its ADSs, including all applicable rules and regulations of the US Securities and Exchange Commission.

Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via the Abcam website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Following the AIM Delisting taking effect, as the Company will remain a public limited company incorporated in England but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

The Panel has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code will no longer apply to the Company. However, the City Code could apply to the Company in the future if any changes to the Board composition result in the Panel considering that the Company has its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man).

15.	I CURRENTLY HOLD MY ORDINARY SHARES IN AN ISA – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not directly impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some UK ISA operators, particularly those that involve an online share trading account, may insist that the shares held in the ISA must be publicly quoted and may only allow trading in UK companies via low-cost online trading facilities.

Please ask your ISA provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares or whether they are able to deposit such Ordinary Shares for delivery of Nasdaq-listed ADSs to hold on your behalf. If they do not allow you to continue to hold Ordinary Shares and cannot deposit the Ordinary Shares for delivery of ADSs to hold on your behalf, you should consult an appropriate professional adviser without delay.

16.	I CURRENTLY HOLD MY ORDINARY SHARES IN A SELF-INVESTED PERSONAL PENSION “SIPP” – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, may insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies online.

Please ask your SIPP provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares or whether they are able to deposit your holding of Ordinary Shares for delivery of ADSs and continue to hold such ADSs on your behalf. If they do not allow you to continue to hold Ordinary Shares and cannot deposit the Ordinary Shares for delivery of ADSs on your behalf, you should consult an appropriate professional adviser without delay.

17.	I HAVE LOST MY ORIGINAL ORDINARY SHARE CERTIFICATE – HOW DO I GET ANOTHER ONE IN ORDER TO PROGRESS THE DEPOSIT OF MY ORDINARY SHARES FOR DELIVERY OF ADSs?

If you have lost your share certificate, please contact Equiniti without delay on +44 (0) 333 207 5963. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 08:30 – 17:30, Monday to Friday excluding public holidays in England and Wales.

Equiniti will provide you with a letter of indemnity which should be completed and returned to Equiniti along with the completed transfer form. Please note that there may be a charge for providing a letter of indemnity.

Please note that you will not be able to transfer your certificated shares via Equiniti without either an original share certificate or a completed letter of indemnity being received with your duly completed certificated transfer form before the required deadline, being 5.00 p.m. on 1 December 2022.

18.	I HAVE FURTHER QUESTIONS THAT ARE NOT DEALT WITH SUFFICIENTLY HERE – WHERE CAN I FIND FURTHER INFORMATION?

If you hold your Ordinary Shares via a broker, please discuss with your broker in the first instance.

In respect of any queries regarding completion of the certificated transfer form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Equiniti, which can be accessed by all shareholders on +44 (0) 333 207 5963. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

19.	WHAT IF I AM AN “AFFILIATE” UNDER U.S. SECURITIES LAWS (I.E., A DIRECTOR, EXECUTIVE OFFICER OR BENEFICIAL OWNER OF 10% OR MORE OF THE OUTSTANDING EQUITY OF THE COMPANY)?

If you are a director, executive officer or beneficial owner of 10% or more of the outstanding equity of the Company, please contact the Company directly for instructions on how to proceed should you wish to deposit your Ordinary Shares for delivery of ADSs.